MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

April 15, 2015

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:  Michael Kennedy

Mara Ransom, Assistant Director

Re:	Franchise Holdings International, Inc. Revised Preliminary Information Statement on Schedule 14C Filed March 11, 2015 File No. 000-27631

Dear Ms. Ransom:

We are filing an Amendment to our Preliminary Information Statement on Form PRE 14C (the “Information Statement”) in response to your recent review letter addressed to Steven Rossi, Chief Executive Officer of Franchise Holdings International, Inc. (the “Company”), dated March 25, 2015 (the “SEC Letter”). This response letter, along with the amended Information Statement, addresses the concerns you expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Incorporation by Reference, page 10

1. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. It appears that you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, please confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement.

We are no longer incorporating by reference the information required by Item 13. We have included such information in the Information Statement.

1

2. We note your response to comment 1. However, it appears that you are ineligible to incorporate by reference the disclosure required by Item14(c) of Schedule 14A. Please revise your filing to include the required disclosure. Refer to Item 14(e) of Schedule 14A.

We have included the disclosure required by Item 14(c) of Schedule 14A in the Information Statement.

Please direct your correspondence regarding this matter to the undersigned.

cc: Steven Rossi, Chief Executive Officer

Franchise Holdings International, Inc.